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Washington, D.C. 20549

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SEC FILE NUMBER
~~8-32872~~ 8-29446

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Rd., Suite 203
(No. and Street)

Dallas	Texas	75238-3212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Amsberry (214) 360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, Raymond Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Notary Public



TAMMY L. RYDER
My Commission Expires
August 27, 2018
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2

First Canterbury Securities, Inc.
December 31, 2016

Contents

FIRST CANTERBURY SECURITIES, INC.
BALANCE SHEET
As of December 31, 2016

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 21,003
Receivable from Broker Dealer	5,199
Accounts Receivable	16,251
Marketable Securities	122,673
Total Current Assets	165,126
PROPERTY AND EQUIPMENT	
Property and Equipment	76,512
Less: Accumulated Depreciation	(53,054)
Total Property and Equipment	23,458
TOTAL ASSETS	$ 188,584

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 5,603
Total Current Liabilities	5,603
LONG TERM LIABILITIES	
Stockholders Advances	7,983
Total Long Term Liabilities	7,983
TOTAL LIABILITIES	13,586
STOCKHOLDERS' EQUITY	
Common stock, no par value	1,000
Additional paid in capital	148,933
Retained Earnings	25,065
Total Stockholders' Equity	174,998
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 188,584

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.

Statement of Income

Year ended December 31, 2016

		12 Months Ended December 31, 2016
Revenue		
Commissions earned	$	197,188
12B-1 Fees		36,948
Unrealized Gain on Securities		6,298
Interest and dividend income		5,178
Other Income		5,576
TOTAL REVENUES		**251,188**
Operating Expenses		
Employee compensation and benefits		59,053
Occupancy		22,962
Floor brokerage and exchange fees		25,231
Legal and professional fees		12,975
Travel, meals and entertainment		13,017
Auto and truck expenses		10,502
Advertising and promotional expenses		13,012
Communications		7,213
Continuing education		3,725
Regulatory and license fees		6,432
Depreciaton expense		2,116
Interest expense		216
Other expenses		43,783
TOTAL OPERATING EXPENSES		**220,237**
Operating Income (Loss)	$	30,951
Net Income (Loss)	**$**	**30,951**

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	1,000	$ 1,000	1,000	$ 148,933	$ (6,388)	$ 143,545
Prior Period Adjustment					502	502
Net Income (loss)					30,951	30,951
Balance at December 31, 2016	1,000	$ 1,000	1,000	$ 148,933	$ 25,065	$ 174,998

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months ended December 31, 2016

Cash Flows From Operating Activities	
Net Income	$ **30,951**
Prior Period Adjustment	502
Adjustments to reconcile net loss to net cash used in operating activites:	
Change in operating assets and liabilities:	
Depreciation and amortization	2,116
Increase in accounts receivable	(15,410)
Increase in accounts payable and accrued expenses	2,183
Net Cash Provided By (Used in) Operating Activities	**20,342**
Cash Flows From Investing Activities:	
Purchase of marketable securities	(6,302)
Purchase of property & equipment	(1,221)
Net Cash Provided By (Used in) Financing Activities	**(7,523)**
Cash Flows From Financing Activities:	
Payment of notes payable	(841)
Payment of stockholders advances	(2,337)
Net Cash Provided By (Used in) Financing Activities	**(3,178)**
Net Increase (Decrease) in Cash and Cash Equivalents	9,641
Cash and Cash Equivalents at Beginning of Period	11,362
Cash and Cash Equivalents at End of Period	**$ 21,003**

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company), was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Company, and has concluded that as December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosure in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company had $6,298 unrealized gain on marketable securities.

Concentrations

The Company has revenue concentrations; the company specializing in sales of securities.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording March 27, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2016, the Company paid $3,426 under this arrangement.

As of December 31, 2016, the Company owed its sole stockholder $7,983 on a non-interest bearing unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

NOTE F – PROPERTY EQUIPMENT AND LEASEHOLD IMPROVEMENTS - continued

	Estimated Useful Life		
Automobile	5 years	$	37,027
Furniture and equipment	3 - 7 years		30,846
Leasehold improvements	7 years		8,639
Less-accumulated depreciation			(53,054)
Total		$	23,458

Depreciation expense was $2,116.for the year December 31, 2016 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ADVERTISING

The advertising expense for the year was $13,012, the entire amount was expensed as incurred.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 - Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

NOTE H – FAIR VALUE MEASUREMENTS – continued

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Total	Quoted Price in Active Markets for Identical Assets (Level 1)
December 31, 2016		
Equity Securities	$ 122,673	$ 122,673
Total	$ 122,673	$ 122,673

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income $4,579 and margin interest income of $599.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Total	Fair Value
December 31, 2016		
Equity Securities	$ 122,673	$ 122,673
Total	$ 122,673	$ 122,673

NOTE I – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to us the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6 2/3% percent of total aggregate indebtedness as defined, whichever is greater and does not have therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE J – EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute a portion of their annual Compensations to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no contributions made during the year ended December 31, 2016.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Schedule I
FIRST CANTERBURY SECURITIES, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	174,998
Deductions / charges		
Non-allowable assets:		
Non-allowable accounts receivable		-
Property & Equipment, net of accm depreciation		23,458
Total deductions / charges		23,458
Net Capital before haircuts on securities positions		151,540
Haircuts on securities:		
Activley traded securities		18,401
Net Capital	$	133,139
Computation of basic net capital requirement		
Minimum net capital required as a percentage of aggregate indebtedness		906
Minimum net capital dollar required		50,000
Net capital requirement	$	50,000
Net capital in excess of minimum requirement	$	83,139
Aggregate indebtedness		
Accounts payable and accrued expenses	$	13,586
Total aggregate indebtedness	$	13,586
Ratio of aggregate indebtedness to net capital		.10 to 1

Reconciliation of Computation of Net Capital

Net capital as reported in the Company's unaudited Focus report	$	160,358
Change in Equity		502
Increase in other expenses		(27,721)
Net Capital per audited report	$	133,139

See accompanying independent auditor's report.

First Canterbury Securities, Inc.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2016

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

FIRST CANTERBURY SECURITIES, INC.
MEMBER: FINRA SIPC
12989 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-5248

(214) 349-NYSE
(214) 349-6973

March 27, 2017

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

This representation letter is provided in connection with your audit of the financial statements First Canterbury Securities, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, statement of changes in member equity,, changes in subordinated liabilities, and cash flows for the December 31, 2016, then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 27, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 27, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements,

such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.

  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were by management on January 15, 2016

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

FIRST CANTERBURY SECURITIES, INC.
MEMBER: FINRA SIPC
12989 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-5248

(214) 349-NYSE
(214) 349-6973

March 27, 2017

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

This representation letter is provided in connection with your audit of the financial statements First Canterbury Securities, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, statement of changes in member equity,, changes in subordinated liabilities, and cash flows for the December 31, 2016, then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 27, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 27, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements,

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.
- We have obtained the service auditor's report from our service organization Southwest Securities. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the period ended December 31, 2016.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, have not changed from those used in the prior period. The form and content of Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the period ended December 31, 2016, or through March 27, 2017.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2016, to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, accuracy and completion, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the

review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the period ended December 31, 2016, and through March 27, 2017.
- Net capital computations prepared by us during the period January 1, 2016 through March 27, 2017 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016, or during the period January 1, 2016 through March 27, 2017, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature] March 27, 2017

Title: President

FIRST CANTERBURY SECURITIES, INC.
MEMBER: FINRA SIPC
12989 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-5248

(214) 349-NYSE
(214) 349-6973

March 27, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mt. Richardson Jr.,

Please be advised that First Canterbury Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. First Canterbury Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. First Canterbury Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception.

Raymond E. Jennison, the president of First Canterbury Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Raymond E. Jennison has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected First Canterbury Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (214) 349-6973.

Very truly yours,

First Canterbury Securities, Inc.



Raymond E. Jennison
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 27, 2017

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Suite 203
Dallas, TX 75238-3212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) First Canterbury Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Canterbury Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) First Canterbury Securities, Inc. stated that First Canterbury Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Canterbury Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Canterbury Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4515

Independent Auditor's Report

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas, TX 75238-3212

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of First Canterbury Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of First Canterbury Securities, Inc.. financial statements. Supplemental Information is the responsibility of First Canterbury Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital

Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 27, 2017

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Suite 203
Dallas, TX 75238-3212

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by First Canterbury Securities, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating First Canterbury Securities, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). First Canterbury Securities, Inc.' management is responsible for First Canterbury Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, First Canterbury Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

March 27, 2017